Exhibit 4.41
REPUBLIC OF IVORY COAST

MINISTRY OF MINES AND ENERGY
PROJECT MANAGEMENT AGREEMENT
BETWEEN
LA SOCIÉTÉ D’OPÉRATION IVOIRIENNE D’ELECTRICITÉ
(SOPIE)
AND
RANDGOLD RESOURCES C.I. — SARL
Acting on behalf of the company
TONGON S.A.

March 2009

Statement of Contents

0. Article 00 : Preliminary statement	4
1. Article 01 : Value of preliminary statement and annexes	6
2. Article 02 : Interpretations and Definitions	6
3. Article 03 : Purpose of the Project Management Agreement and contractual documents	8
4. Article 04 : Work to be carried out and deadlines for implementation of the Project	8
5. Article 05 : Administrative assistance by SOPIE	10
6. Article 06 : Project management services to be performed by SOPIE	10
7. Article 07 : Financing of the Project	14
8. Article 08 : Taxes, duties and taxation	15
9. Article 09 : Remuneration of SOPIE	15
10. Article 10 : Price adjustment	18
11. Article 11 : Procedure for payment of Contractors	18
12. Article 12 : Handover of works to the State and ownership of work performed	19
13. Article 13 : Specific stipulations	19
14. Article 14 : Force majeurs	22
15. Article 15 : Applicable law	23
16. Article 16 : Settlement of disputes	23
17. Article 17 : Implementation of the Project Management Agreement	24
18. Article 18 : Term and expiry of the Project Management Agreement	25
19. Article 19 : Choice of domicile	25
20. Article 20 : Notifications	26

Project Management Agreement in terms of the design, acquisition of goods and services, as well as the construction of works for the supply of power for the site of the the Tongon gold mine plant.
BETWEEN
Société d’Opération Ivoirienne d’Electricité, acronym SOPIE, a State company under Ivorian law, with a capital of one billion five hundred million CFA Francs (1 500 000 000 CFAFr), governed by law No 07-519 of September 4th 1997, covering the definition and organization of State companies, and by the Uniform Act OHADA concerning commercial companies, and the Group of Economic Interest, entered into the Trade and Asset Registry of Abidjan, under the No. CI-ABJ-1999-B-242178, whose head office is in Abidjan, Place de la République EECI Building, 01 BP 8529 Abidjan, 01, duly represented for these purposes by Mr. Valentin KOUAME, its Managing Director.
Hereafter referred to as : “SOPIE”
on the one hand
And
RANDGOLD RESOURCES C.I. SARL, with a capital of one billion CFA Francs (1 000 000 CFA Fr), whose head office is in Abidjan Cocody-Ambassades, 22 Rue des Hortensias 01 BP 1216 Abidjan 01, entered into the Trade and Asset Registry of Abidjan, under the No.ABJ-1997-B-212.176, with the taxpayer account No. 9720766X, duly represented for these purposes by Dr. Dennis Mark BRISTOW, as Managing Director of the RANDGOLD Group,
Hereafter referred to as “RANDGOLD”
on the other hand

0. Article 00 : Preliminary statement
It has been previously stated as follows:
(1)	By means of a concession agreement dated October 25th 1990, hereafter referred to as “The Concession Agreement”, the State granted the Compagnie Ivoirienne d’Electricité (CIE), hereafter referred to as “The Distributor”, its national public utility for the production, transport, distribution, import and export of electrical power. The Concession Agreement was the subject of Codicils No 1,2,3,4. In Codicil No. 5, signed on October 12th 2005, the term of the Concession Agreement had been extended by a new period of fifteen (15) years. Codicil No. 5 was approved by Decree No 2005-520 of October 27th 2005.
(2)	In terms of the restructuring of the electricity sector, with a view to better management and greater transparency of the participation of private promoters in the electricity sector, the State set out the following Decrees:
i)	Decree No. 98-725 of December 16th 1998, concerning the restructuring of the electricity sector;

ii)	Decree No. 98-726 of December 16th 1998 concerning the formation of the State company called “Autorité Nationale de Régulation du Secteur de l’Electricité” (National Regulatory Authority for the Electricity Sector) (ANARE);

iii)	Decree No 98-727 of December 16th 1998, concerning the formation of the State company called “Société de Gestion du Patrimoine du Secteur de l’Electricité” (Management Company for the Capital of the Electricity Sector) (SOGEPE);

iv)	Decree No 98-728 of December 16th 1998, concerning the formation of the State company called “Société d’Opération Ivoirienne d’Electricité” (Ivorian Electricity Operation Company)(SOPIE).
(3)	In terms of its mining activities in Ivory Coast, RANDGOLD discovered a gold- bearing deposit at Tongon, in the M’Bengué region in Korhogo section, for which RANDGOLD sought the granting of a mining permit from the Government of Ivory Coast.
(4)	In order to supply electricity for the plant of this gold mine, RANDGOLD decided to finance the infrastructure required, at its own cost, by connecting the mine site to the interconnected electricity network of Ivory Coast.

(5)	CONSIDERING THAT by Decree No 98-728 of December 16th 1998, the State of Ivory Coast assigned SOPIE:
i)	the planning for the supply and demand for electricity, in coordination with the Ministry of Energy ;

ii)	the project management of public investments in the electricity sector ;

iii)	the follow-up of the management of the functions of the purchasing, transport and movement of electricity;

iv)	the technical monitoring of the Distributor and independent electricity producers, as well as the follow-up of the technical assets in accordance with the agreements signed with ANARE and SOGEPE.
(6)	CONSIDERING THAT, in terms of the implementation of its Tongon mining project, TONGON asked SOPIE to carry out a preliminary study relative to the supply of electricity to the site of the Tongon gold mine.
(7)	CONSIDERING THAT the report of the said study was submitted to RANDGOLD in March 2008 and that, in a letter Ref. No RRLCI-adm-35-08/GA dated July 14th 2008, RANDGOLD wished to task SOPIE with the project management of the works and services for the provision of electricity to the site of the Tongon gold mine, in the M’Bengué region in Korhogo section.
(8)	CONSIDERING THAT in the institutional organization of the electricity sector of Ivory Coast, SOPIE is responsible, on behalf of the State, for the project management of investments in the electricity sector or, if necessary, for the technical monitoring thereof when this project management is handled by a third party.
(9)	Taking the aforementioned into account, SOPIE agrees to be the Project Manager for the electricity supply to the site of the gold processing plant of Tongon.
(10)	As a result, SOPIE and RANDGOLD met in order to draw up the present project management agreement.
This having been stated, the following was agreed and formulated :

1.	Article 01 : Value of the preliminary statement and the annexes

1.1	The preliminary statement above and the Annexes hereafter have the same legal value as the present project management agreement, hereafter referred to as the “Project Management Agreement”, of which they are an integral part.

2.	Article 02: Interpretation and Definitions

2.1	In the present Project Management Agreement, references to an Article or an Annex are references to the Articles or Annexes of the Project Management Agreement, unless otherwise specified.

2.2	In the Project Management Agreement, including the preamble and the Annexes, the terms and expressions where the first letter is in capitals have the meaning given to them in Article 2.3 of the Project Management Agreement, unless otherwise stipulated.

2.3	For the purposes of interpreting and implementation of the Project Management Agreement, the terms and expressions hereunder, in the singular or the plural, when their first letter is capitalized, will have the meaning given to them in the present Article 2.3

2.3.1	“ANARE” means the State company called the National Regulatory Authority for the Electricity sector, formed by Decree No 98-726 of December 16th 1998.

2.3.2.	“BCEAO” means the Central Bank of West African States (CBWAS), the common banking Institute in Benin, Burkina Faso, Ivory Coast, Guinea-Bissau, Mali, Niger, Senegal and Togo, formed in 1962.

2.3.3.	“Distributor” means the holder of the concession of the national public utility for the production, transport, distribution, export and import of electricity in Ivory Coast. On the date of signing the Project Management Agreement, the Distributor is the “Ivorian Electricity Company (CIE)”.

2.3.4.	“Contracting Party” or “Contractor” means the main technical organization to which RANDGOLD sub-contracts all or part of the engineering works, the acquisition of goods and services, as well as the construction of works for the electricity supply to the site of the Tongon gold mine plant.

2.3.5.	“Contract” means the contract for the carrying out of all or part of the engineering works, the acquisition of goods and services, as well as the construction of works for the electricity supply to the site of the Tongon gold mine plant, drawn up between RANDGOLD and a Contracting Party, in terms of the Project.

2.3.6.	“Concession Agreement” means the agreement for the concession of the national public utility for the production, transport, distribution, export and import of electricity dated October 25th 1990, signed between the State of Ivory Coast and the Ivorian Electricity Company (CIE), as well as its codicils.

2.3.7.	“Project Management Agreement” means the present agreement of project management carried out by SOPIE in terms of the design, engineering, acquisition of goods and services, as well as the construction of works for the electricity supply to the site of the Tongon gold mine plant.

2.3.8.	“Date of Entry into Service” means the date on which RANDGOLD, the Contracting Party, the Distributor and SOPIE jointly signed a statement noting that all the Tests for the commissioning of the Project’s works have been performed, and that the said works may be used by the Distributor in a continuous manner, in industrial service.

2.3.9.	“Date of Implementation of the Project Management Agreement” means the date on which RANDGOLD and SOPIE jointly signed a statement noting that all the preliminary conditions for the implementation of the Project Management Agreement have been met.

2.3.10.	“Date of Operational Acceptance” means the date on which RANDGOLD, the Distributor and SOPIE jointly signed a statement noting that all faults and reserves linked to engineering activities, the provision of goods and services, as well as the construction of works for the electrification of the site of the Tongon gold mine plant have been corrected or assessed by the Contracting Party, to the satisfaction of SOPIE and the Distributor.

2.3.11.	“Commissioning Tests” mean the tests and all the operations carried out by the Contracting party then by the Distributor in order to ensure that the work for the supply of electricity at the site of the Tongon gold mine plant can operate industrially under continuous service.

2.3.12.	“State” means the State of Ivory Coast.

2.3.13.	“Day” means calendar day. One month is defined as having uniformly thirty (30) days.

2.3.14.	“Project Manager” means SOPIE

2.3.15.	“Project Management” means RANDGOLD

2.3.16.	“Party” can mean equally SOPIE or RANDGOLD. “Parties” means both SOPIE and RANDGOLD.

2.3.17.	“Project” means all the activities and provision of studies, financing, the acquisition of goods and the construction of works for the electricity supply to the site of Tongon’s gold mine.

2.3.18.	“RANDGOLD” means the company RANDGOLD RESOURCES C.I. — SARL acting on behalf of the company TONGON S.A.

2.3.19.	“Interconnected network” means the network for the transporting of Ivory Coast’s high voltage or extremely high voltage electrical power, managed by the Distributor.

2.3.20.	“SOPIE” means the State company called Société d’Opération Ivoirienne d’Electricité, formed by Decree No 98-728 of December 16th 1998.

3.	Article 03 : Purpose of the Project Management Agreement and contractual documents.

3.1	The main purpose of the present Project Management Agreement is to set out and fix the administrative, financial and legal conditions for the provision by SOPIE of administrative and technical assistance with regard to the provision of services of design, studies, follow-up and inspection of the work on those works intended to provide electrical power to the site of the gold ore treatment plant of Tongon.

3.2	The following documents comprise the contract between SOPIE and RANDGOLD, which is the subject of the Project Management Agreement, and each of the documents hereunder shall be considered to form an integral part of the Project Management Agreement :
i)	The Project Management Agreement;

ii)	The Annexes to the Project Management Agreement.
3.3	In the event of ambiguity or contradiction between the contractual documents, the order of priority will be that in which they are listed in Article 3.2 of the present Project Management Agreement.
4.	Article 04 : Work to be carried out and deadlines for implementation of the Project
4.1	The Parties agree that the work to be carried out ise mainly as follows:
i)	the extension of the Korhogo sub-station;

ii)	the 90kV Korhogo-Tongon line, which is approximately sixty kilometers (60km) long;

iii)	the simplified 90/HTA Tongon sub-station;

iv)	the integration into the national dispatching of Abidjan of the work mentioned in points i), ii) and iii) above.
4.2	Project’s initial data
4.2.1	RANDGOLD states that the work to be carried out in terms of the electrical connection of the Tongon gold mine is intended to supply the Tongon site with initial power of 40 MW.
4.2.2	RANDGOLD confirms that the Tongon 90 kV/HTA sub-station is a branch sub-station, and that it is not necessary to schedule additional works to ensure the security (n-1) of the supply of the Tongon’s 90 kV/HTA sub-station, in the event of a failure of the 90 kV Korhogo-Tongon line, particularly by means of emergency power from the said sub-station from the 90 kV Boundiali sub-station.
4.2.3	The Parties agree that, in order to allow SOPIE to begin the Project studies, RANDGOLD must provide SOPIE with the initial data for the project, in writing, before the Date of Implementation of the Project Management Agreement, in particular :
i)	the secondary voltage from the power transformer of the Tongon 90 kV/HTA sub-station;

(ii)	the need, or not, for an emergency transformer at the Tongon 90 kV/HTA sub-station, stating in particular if it must simply be supplied or installed and charged;

(iii)	the minimum quantity of average outgoing voltage to be placed at RANDGOLD’s disposal at the Tongon 90 kV/HTA sub-station;

(iv)	the layout plan for the siting of the Tongon 90 kV/HTA sub-station, indicating in particular the space reserved for the said sub-station;

(v)	the indication of the earliest and latest dates sought by RANDGOLD for the commissioning of the Project’s works.
4.2.4.	The Parties agree that the sending of the information required in Article 4.2.3 from RANDGOLD to SOPIE constitutes one of the conditions of the Implementation of the Project Management Agreement.

4.3	Annexes to the Project Management Agreement
4.3.1	The Parties agree that the documents to be supplied prior to the implementation of the Project Management Agreement, as set down in Article 4.2.3 and 2.3.9, constitute the Annexes to the Project Management Agreement as set down in Article 3.2
4.4	Deadline for implementation of the Project
4.4.1	The Parties agree that the overall deadline for the implementation of the Project for the supply of electrical power to the Tongon gold mine is approximately twenty (20) to twenty-three (23) months, as from the Effective Date for the present Project Management Agreement.
4.4.2	The Parties agree that, in accordance with Article 4.4.1, the deadlines for the different stages of the Project are as follows:
i)	Stage 1 : “topographical surveys from the lay-out of the line and the site of the sub-station, environmental and social impact studies, a detailed draft and the drawing up of tender documents” : four (04) to six (06) months, as from the Effective Date of the Project Management Agreement;
ii)	Stage 2:
a)	“call for tenders and contracts” : one (01) to three (03) months as from the date on which RANDGOLD notifies SOPIE of the instructions set down in Article 6.3.5. of the Project Management Agreement;

b)	“completion of supplies and work” : twelve (12) to fourteen (14) months, as from the date of signing the supply and works contract by RANDGOLD and the Contracting Party.
4.4.3	The Parties agree that the deadlines for the Project as indicated in Articles 4.4.1 and 4.4.2 are given as an indication and should not be the responsibility of SOPIE, with the understanding that they depend largely on activities which are influenced by the Contracting Parties. In any case, the deadlines which will be used for the Project are those set down in the different contracts signed by RANDGOLD with the different Contracting Parties.
5.	Article 05 : Administrative assistance by SOPIE

SOPIE will provide every administrative assistance to RANDGOLD in terms of implementing the Project.

6.	Article 06 : Provision of project management services to be carried out by SOPIE
6.1	The Parties agree that the project management to be performed by SOPIE in terms of the present Project Management Agreement will take place in two distinct and successive stages.
6.2	The Parties agree that SOPIE will carry out this project management in complete collaboration with RANDGOLD
The main activities relative to the two (02) stages of the project management mentioned in Article 6.1 are as follows:
6.3	Stage 1 of the project management assignment
6.3.1. Topographical surveys and environmental and social impact studies (EIES)
i)	definition of the lay-out of the line ;

ii)	drawing up of the terms of reference for the carrying out of the topographical surveys and the environmental and social impact study;

iii)	choice of firms for the carrying out of the topographical surveys and the environmental and social impact study (terms of reference (TOR), invitation to tender file, budget, negotiations, contracts), in agreement with RANDGOLD;

iv)	obtaining of all the necessary administrative authorization;

v)	follow-up of the topographical survey work of the Korhogo-Tongon line and the site of the 90kV/HTA Tongon sub-station;

vi)	supervision of the environmental and social impact study;

vii)	supervision of the implementation of the environmental management plan and the measures for reduction of the impact;

viii)	obtaining of all the necessary approvals and permits for the carrying out of the work.
6.3.2.	Detailed draft design (APD)
i)	definition of the main features of the Project ;

ii)	detailed sizes of equipment ;

iii)	drawing up of diagrams and guide plans ;

iv)	definition of batches ;

v)	determining the cost of implementation of the Project’s Works;

vi)	determining the Project’s budget ;

vii)	determining the Project’s detailed planning ;

viii)	definition of the tender specifications (technical, administrative, site, Project organization).
6.3.2.1	At the completion of the detailed draft design (APD), SOPIE will send the APD provisional report to RANDGOLD for approval.

6.3.2.2.	RANDGOLD will notify SOPIE of its agreement and/or its observations within a period of fifteen (15) days from the date of receiving the APD report.
6.3.3	Project plans and detailed technical specifications
i)	definition of the different batches ;

ii)	definition of the limits of supply for each batch ;

iii)	carrying out of all the guide plans necessary for the drawing up of consultation tender specifications of the different batches ;

iv)	drawing up of detailed technical specifications, accompanied if necessary by guide plans of the different batches and lists of equipment, clearly defining the supply and/or work necessary for the implementation of the project ;

v)	updating of APD diagrams in terms of limits of supply ;

vi)	drawing up of the detailed planning of each of the batches which will be attached to the consultant’s tender specifications.
6.3.4	Drawing up of the files of invitations to tender :
i)	drafting of general and specific administrative specifications ;

ii)	drawing up of general and specific technical specifications ;

iii)	drafting of consulting files ;

iv)	returning of the invitation to tender files to RANDGOLD.
6.3.4	The Parties agree that SOPIE will only begin stage 2 of the project management assignment after receiving a written order of work from RANDGOLD requesting that it start the stage 2 services as described in Article 6.4 of the Project Management Agreement.
It is understood that this order of work will only take place after the two conditions hereunder have been met:
i)	The obtaining of a preferential electricity rate by RANDGOLD from the State of Ivory Coast.

ii)	The obtaining of an agreement with the State of Ivory Coast on the conditions of handing over and operation of the works.
6.4	Stage 2 of the project management assignment
6.4.1	Business consulting
i)	business consulting ;

ii)	organization of the site visit ;

iii)	replies to candidates’ questions.
6.4.2	Choice of contractors and signing of contracts
i)	Technical and financial analysis of tenders from bidders and the drawing up of an analysis report containing all the documentary proof of the options retained;

ii)	clarification with the bidders retained ;

iii)	negotiations with a view to putting the contracts in their final form ;

iv)	drafting of the contracts ;
The Parties agree that SOPIE will assist RANDGOLD in the negotiation, allocation and perfecting of the contracts, it being understood that the choice of the final recipient will be RANDGOLD’s decision.
6.4.3	Follow-up and monitoring of the implementation of the work
i)	approval of plans, diagrams, technical files and other documents relative to the work;

ii)	inspection of the conformity of the provision of supplies and the carrying out of work with the specifications of the contracts ;

iii)	supervision of the construction of works ;

iv)	organization and management of site meetings ;

v)	information from the project manager as to the Project’s state of progress ;

vi)	verification of the monthly quantitative statements drawn up by the contracting party ;

vii)	organizating of operations for the acceptance of works ;

viii)	organizing of interventions by monitoring organizations ;

ix)	drawing up of lists of reserves tied up with acceptances ;

x)	drawing up of acceptance reports ;

xi)	directive of firms claim memos and assistance for project management for the settlement of disputes ;

xii)	organizing of tests of facilities ;

xiii)	organizing of the commissioning of facilities ;

xiv)	drawing up of lists of malfunctions, corrective actions to be taken, and the planning of interventions for their implementation.
7.	Article 07 : Financing of the Project
7.1	RANDGOLD agrees to finance the entire cost of services and work required for the design, studies and implementation of the works specified in Article 4.1 of the Project Management Agreement, including particularly the project management, environmental and social impact studies, the measures to attenuate this impact, and damages for people whose assets have been destroyed ;
7.2	RANDGOLD agrees to pay the Contracting Parties directly, no later than thirty (30) days after receipt by RANDGOLD of an invoice relative to a contract.
7.3	RANDGOLD agrees to pay SOPIE”S project management remuneration in accordance with the provisions of Articles 9.1 to 9.5 hereunder.

7.4	The Parties agree that the consequences arising from failure to respect the payment deadline stipulated in Article 7.2 will be borne by RANDGOLD.
8.	Article 08 : Taxes, duties and taxation
8.1	The Parties note the possibilities of exemption from customs duties, import tax duties and VAT, applicable to goods and equipment imported or manufactured in Ivory Coast, offered by Law No. 95-553 of July 18th 1995 covering the Mining Code of the Republic of Ivory Coast.
8.2	RANDGOLD agrees to produce certificates of duty-free acquisition and all other administrative documents concerning the said exemptions.
9.	Article 09 : Remuneration of SOPIE
9.1	The Parties agree that SOPIE’s remuneration, in terms of the provision of project management services performed by SOPIE, is fixed at six percent (6%) of the amount excluding VAT of the overall cost of the Project’s works and services, which will be carried out by the different Contracting Parties.
9.2	The Parties specifically agree that the overall cost of the works and services mentioned in Article 9.1 will only be known after allocation of all the contracts. The overall cost of the works and services is the arithmetical sum of all the contracts signed by RANDGOLD with the different Contracting Parties in terms of implementation of the Project.
9.3	In the event that it should be impossible for the Parties to determine, with any degree of accuracy, the “overall cost of the Project’s works and services” from the contracts signed, for whatever reason, particularly if certain services, supplies and works have been carried out without a contract being drawn up, the Parties agree to determine, by agreement between them, the “overall cost of the Project’s works and services” as mentioned in Article 9.1 above.
9.4	Failing agreement between the Parties in establishing the “overall cost of the Project’s works and services” in those cases specified in Article 9.3 above, the Parties agree that the “overall cost of the Project’s works and services”, mentioned in Article 9.1, is the “Project cost” drawn up by SOPIE, in other words the expert, and which is shown in the final report of the Detailed Draft Design (APD) produced by SOPIE at Stage 1 of the project management assignment of the present Project Management Agreement.
9.5	The Parties agree that the amount of the services set down in Article 9.1 above will be paid to SOPIE by RANDGOLD in two (02) phases, according to the two stages of the project management and as follows:

9.5.1	Remuneration for stage 1 of the project management
9.5.1.1	SOPIE’s remuneration for stage 1 project management services, as stated in Article 6.3 of the present Project Management Agreement, is fixed inclusively at two hundred million (200 000 000 CFA Fr) excluding VAT, deductible from the “overall cost of the Project’s works and services”, as stated in Article 1 of the Project Management Agreement.
9.5.1.2	The Parties agree that the amount of Stage 1 services set down in Article 9.5.1.1 above will be paid to SOPIE by RANDGOLD in accordance with the terms and conditions hereunder :
i)	forty percent (40%) of the amount, excluding VAT, of the phase 1 remuneration, in the form of an instalment, on the implementation of the Project Management Agreement ;

ii)	thirty percent (30%) of the amount, excluding VAT, of the phase 1 remuneration, on submission by SOPIE to RANDGOLD of the provisional report of the detailed draft design specified in Article 6.3.2.1 of the Project Management Agreement ;

ii)	thirty percent (30%) of the amount, excluding VAT, of the phase 1 remuneration, on submission by SOPIE to RANDGOLD of the invitation to tender file mentioned in Article 6.3.4. of the Project Management Agreement .
9.5.2	Remuneration for stage 2 of the project management
9.5.1.1	SOPIE’s remuneration for stage 1 project management services, mentioned in Article 6.3 of the present Project Management Agreement, consists of the balance of SOPIE’s remuneration, as specified in Article 9.1, with a deduction of the amount of two hundred million (200 000 000 CFA Fr) excluding VAT, mentioned in Article 9.5.1.1.of the Project Management Agreement.

9.5.2.2	The Parties agree that the amount of services in Stage 2 set down in Article 9.5.2.1 above will be paid to SOPIE by RANDGOLD according to the following terms and conditions :
i)	ten percent (10%) of the amount, excluding VAT, of the stage 2 remuneration, in the form of an instalment on notification by RANDGOLD of the order of service for the start of stage 2 of the project management, mentioned in Article 6.3.5. of the Project Management Agreement ;

ii)	twenty percent (20%) of the amount, excluding VAT, of the stage 2 remuneration, on issuing of the first equipment order, or on signing the first contract with a contractor in terms of implementing the Project ;

iii)	twenty percent (20%) of the amount, excluding VAT, of the stage 2 remuneration, at the start of the Civil Engineering works or deforestation ;

iv)	thirty percent (30%) of the amount, excluding VAT, of the stage 2 remuneration, at the start of the setting up of the electro-mechanical equipment of the 90 kV Tongon sub-station ;

v)	ten percent (10%) of the amount excluding VAT of the stage 2 remuneration, at the start of the Tests for bringing the works into service ;

vi)	the balance of the amount, excluding VAT, of the stage 2 remuneration, on the Operational Acceptance of the works.
9.6	The Parties agree that if RANDGOLD does not get the exemptions set out in Article 8.1 of the Project Management Agreement, RANDGOLD will pay SOPIE the amounts of the taxes which correspond with the payments set down in Articles 9.5.1 of the Project Management Agreement.
9.7	The Parties agree that the maximum deadline for payment by RANDGOLD of invoices issued by SOPIE in terms of the provision of project management services is thirty (30) days as from the date on which RANDGOLD receives the invoice.
9.8	Once the period of forty (40) days has passed, as from the date on which RANDGOLD receives the invoice, RANDGOLD will pay SOPIE interest on arrears on any sum which is due and not paid, calculated on the basis of the bank rate of the Central Bank of West African States (BCEAO/CBWAS) increased by 1 percent (1%).
9.9	The Parties agree that SOPIE’s remuneration mentioned in Articles 9.5.1 and 9.5.2 is based on a project management period of twenty (20) to twenty-three (23) months maximum, broken down as follows :
i)	Stage 1 of the project management : four (04) to six (06) months ;

ii)	Stage 2 of the project management : thirteen (13) to seventeen (17) months.

10. Article 10 : Price adjustment
10.1	SOPIE’s involvement in terms of stage 2 of the project management assignment is expected to last for a maximum of seventeen (17) months as from the order of service for the start of the said stage 2, issued by RANDGOLD to SOPIE, in accordance with Article 6.3.5 of the present Project Management Agreement, of which one (01) to three (03) months will be for the procedure of signing the contract.
10.2	For any time exceeding two (02) months more than the seventeen (17) month deadline as mentioned in Article 10.1 above, due to RANDGOLD or one of the recipients of the contracts drawn up by RANDGOLD in terms of the Project, apart from SOPIE, SOPIE will claim payment of a price adjustment from RANDGOLD, and the basis for calculation thereof is given in Article 10.3 below.
10.3	The Parties agree that the revision of prices mentioned in Article 10.2 is fixed inclusively at fifteen (15) million CFA Francs for each period of thirty (30) days exceeding the deadlines for the carrying out of the Project, as set down in Article 10.2 above. This price adjustment will be calculated on a pro-rata basis according to the actual number of days by which the deadline is exceeded.
11. Article 11 : Procedure for payment of Contractors
11.1 The Parties agree that the Contracting Parties’ invoices will only be settled by RANDGOLD at the end of the following procedure :
i)	SOPIE draws up and signs, with one (01) copy for each, the Statement of progress for the supplies and works as well as the associated detailed itemized accounting, after the actual observation of the state of progress of the works or services in accordance with the conditions of each contract ;

ii)	the Contracting Party draws up the invoice relative to the periodic situation concerned, according to the contract, and creates a payment file with four (4) copies, consisting of the following documents : the Contracting party’s invoice, the progress report on the works and services, and the partial or final detailed account of the work ;

iii)	SOPIE checks the payment file, and the service provider’s invoice and issues a payment authorization ;

iv)	The service provider lodges the payment file, including the invoice, at RANDGOLD’s head office.
11.2	The Parties agree that the start-up advance invoice will be issued by each Contracting party who will lodge it directly at RANDGOLD’s head office for payment. The latter will send a copy to SOPIE.

12	Article 12 : Handover of works to the State and ownership of works implemented
12.1	In accordance with the current regulations, the parties agree that, once the Project is completed, all equipment and works carried out in terms of the project, to RANDGOLD’s sole cost, are handed over, without cost, to the State of Ivory Coast, in such a way that RANDGOLD cannot in any way use the origin of the financing to demand any right of ownership from the State.
12.2	The Parties specifically agree that, as from the date that the Project’s works are commissioned, the said equipment and works will be an integral part of the service goods granted to the Distributor.
12.3	The Parties agree that the Project’s work may be used by the State or its subdivisions as well as by the Distributor, in terms of service goods granted, for the general development requirements of the Interconnected System and the national programme of rural electrification, provided that this has no impact on the electricity needs of the gold mine, which are fixed at forty megawatts (40 MW) for the life of the mine.
12.4	Notwithstanding the provisions of Articles 12.1, 12.2 and 12.3, any connection of a private subscriber to the 90kV Tongon sub-station must take the technical specifications of the work carried out into account, as well as the electricity needs of the gold mine, which are fixed at forty megawatts (40 MW).
13.	Article 13 : Specific stipulations
13.1	SOPIE’s responsibilities
13.1.1	The Parties specifically agree that SOPIE is at complete liberty to make technical decisions and make the competent technical provisions relative to the quality of the implementation of the work mentioned in Article 4 of the Project Management
Agreement, as well as with regard to the rules of Art.
13.1.2	The Parties agree that any decision or provision which could have implications on the cost and/or the period of implementation of the Project will be submitted to RANDGOLD for approval.
13.1.3	The Parties agree that in the event of errors made by SOPIE in the exercising of the project management assignment defined in Article 6 of the Project Management Agreement, and except for cases of intentional or malicious error, SOPIE’s responsibility is limited to the obligation to cover the project management services concerned, to its cost.

13.1.4	The Parties agree that SOPIE will not provide any material, equipment, supplies and work in terms of the Project.
13.2	RANDGOLD’s responsibilities
13.2.1	The Parties specifically agree that the services listed hereunder are not covered by the present Project Management Agreement. RANDGOLD must provide them, implement them or finance them in terms of the Project which is the subject of the present Project Management Agreement.
i)	Land clearing and general clean-up of the site of the 90kV Tongon sub-station;

ii)	Piping of drinking water for the 90kV Tongon sub-station;

iii)	Development of a separate and independent access from the 90kV Tongon sub-station site to the site of the gold mine’s plant;

iv)	Safeguarding the surroundings of the 90kV Tongon sub-station site ;

v)	Carrying out of all the services to do with studies, supplies and work connected with the Project for the provision of electrical power for the Tongon mine, as from the 90kV/HTA Tongon sub-station.\
13.3	Intellectual property and ownership of documents
13.3.1	The intellectual property rights pertaining to all plans and other documents containing the data and information provided by SOPIE to RANDGOLD in terms of the Project Management Agreement, will remain the property of SOPIE or, in the event that they are provided by a third party through SOPIE’s efforts, the said third party will retain the intellectual property of these documents.
13.3.2	Without prejudice to the above, before and during the implementation of the work, and at the end of the Project Management Agreement, SOPIE will provide RANDGOLD with all the plans, drawings, specifications, studies, reports and other documents prepared by SOPIE during the carrying out of the project management services.
13.3.3	Without specific authorization from SOPIE, RANDGOLD may make use of and utilize these documents and this information to exercise the rights and obligations which it holds in terms of the Project Management Agreement. Any disclosure of the said documents and information by RANDGOLD to a third party will require the prior written approval of SOPIE.

13.4	Language of the Project Management Agreement
13.4.1	The language of the Project Management Agreement is French.
13.4.2	The official version of the Project Management Agreement is drawn up in the French language, with this being deemed to be authentic.
13.4.3	All documents, all notices, all waivers and all other written communications between the Parties concerning the Project Management Agreement are drafted, drawn up or carried out in French.
13.5	Other specific stipulations
13.5.1	SOPIE’s intervention in terms of stage 2 of the project management assignment is expected to last for a maximum of seventeen (17) months, as from the order of service to begin the said stage 2, issued by RANDGOLD to SOPIE, in accordance with Article 6.3.5 of the present Project Management Agreement, of which three (03) months will cover the procedure for the drawing up of the contract.
13.5.2	In the event that, for reasons beyond the Parties wishes, the development of the Tongon gold mine project should be interrupted before the start of stage 2 of the project management assignment, the present Project Management Agreement may be suspended without penalty for the Parties.
13.5.3	SOPIE agrees to provide RANDGOLD with the documents relative to the APD, to the invitation to tender and to the drawing up of the contracts, in order to allow RANDGOLD to examine the document covering the technical specifications of the work, to take part in the process of the preparation and assessment of the tenders and to sign the contracts with the successful tenderers.
13.5.4	SOPIE undertakes to organize periodic site meetings, to regularly produce and provide RANDGOLD with a monthly report of work until the works mentioned in Article 4 of the Project Management Agreement are put into operation.

13.5.5	SOPIE agrees to inform RANDGOLD as soon as possible of any circumstance which interferes with or threatens to interfere with the carrying out of the Project’s works connected with the present Project Management Agreement.
13.5.6	The Parties agree that if, during the course of the Project, RANDGOLD should ask SOPIE to provide any assistance, studies, design or monitoring services other than those set down and assessed in the present Project Management Agreement, these services will be additional work and will be subject to additional remuneration for SOPIE.

13.5.7	RANDGOLD agrees to settle the possible additional costs resulting from the application of the provisions of Article 13.5.6 above, or the application of the particular clauses of the contracts awarded to the contracting parties in terms of the Project linked with the Project Management Agreement.
14.	Article 14 : Force majeure

14.1	Definition and notification of force majeure

14.1.1	Force majeure is regarded as any circumstance which is beyond the wishes of the Parties, which a party compliant with the Project Management Agreement could not have been able to predict or avoid, and the consequences of which it would not have been able to rectify, when the circumstances prevent the entire or partial fulfillment of the obligations arising from the Project Management Agreement, or make it difficult or onerous.
14.1.2	The Party which is invoking a circumstance fitting the definition set out in Article 14.1.1 of the Project Management Agreement should, without delay, inform the other Party of the occurrence and, subsequently, the end of this circumstance and, if necessary, invite the party to come to an agreement for the settlement of the consequences of the circumstance of force majeure.
14.1.3	Notification of the occurrence, insofar as possible, must indicate the duration and probable consequences of this circumstance of force majeure.
14.1.4	In the event of a case of force majeure, the Parties agree to apply their best efforts in order to minimize and, to the extent that this is possible, if this opinion is shared by both Parties, to attempt, within a reasonable period, to overcome the effects and circumstance of force majeure which affect the carrying out of their respective obligations.
14.2	Circumstances which constitute cases of force majeure

14.2.1	The Parties agree that, in a non limiting manner, the events hereunder constitute circumstances of force majeure, when they match the definition of Article 14.1.1 of the Project Management Agreement :
i)	natural events :
a)	any material consequence from natural factors like earthquakes, volcanic eruptions, landslides, floods, tempests, cyclones, typhoons,

b)	epidemics ;
ii)	the following events which may occur in Ivory Coast, “Internal Circumstances of Force Majeure”:

a)	acts of war, declared or otherwise, invasions, armed conflicts or acts committed by a foreign enemy, blockades, embargos causing the unavailability or shortage of fuel,

b)	revolutions, unrest, insurrections, civil disturbances, terrorist acts or sabotage, mutiny, coups d’état (usurpation of government),

c)	radioactive or radiation contamination ,

d)	strikes, retaliatory actions, or any other similar event or social conflict.
14.2.2	The Parties agree that, in a non-limiting manner, the events listed hereunder do not constitute circumstances of force majeure as defined in Article 14.1.1 of the Project Management Agreement, unless they arise directly as a result of events of force majeure.
i)	delay in delivery or variation in the cost of work, infrastructure, equipment, materials ;

ii)	a delay by one of the Parties in the fulfillment of his obligations ;

iii)	any damage arising from :
a)	inappropriate or deliberate acts by the Party so claiming it,

b)	errors or negligence by the Party so claiming it,

c)	failure by the Party so claiming this to comply with current legislation ;
iv)	any failure to comply with contractual obligations.
14.2	Other consequences of force majeure

If the fulfillment of his obligations in terms of the Project Management Agreement, by one of the Parties, is affected by a circumstance of force majeure, one or other of the Parties may terminate the Project Management Agreement, by means of a notification sent to the other Party with a notice period of sixty (60) days.
15.	Article 15 : Applicable law
15.1	The law which applies to the Project Management Agreement is the law of the Republic of Ivory Coast.
16.	Article 16 : Settlement of disputes

16.1	Amicable settlement

16.1.1	The Parties agree to put everything in place in order to come to an amicable settlement directly between themselves, over any dispute which could arise between them, with regard to the interpretation or implementation of the Project Management Agreement.

16.1.2	Should they fail to come to an amicable solution within a period of thirty (30) days as from the notification of the dispute by the most diligent Party to the other Party, the dispute will be subject to the ANARE procedure of amicable settlement.

16.2	Arbitration procedure

16.2.1	Should the Parties not manage to settle their dispute relative to the Project Management Agreement amicably, in application of the stipulations of Article 16.1 of the Project Management Agreement, this dispute will be settled by arbitration performed in accordance with the Regulations of the International Centre for the Settlement of Investment Disputes (ICSID), in accordance with the Agreement for the Ssettlement of Investment Disputes between States and nationals of other States, hereafter referred to as the “Arbitration Agreement “.

16.2.2	The dispute will be settled in accordance with the stipulations of the present Project Management Agreement and with the applicable law set down in Article 15 of the present Project Management Agreement.

16.2.3	The Parties agree to comply, within the best possible time, with any protective measure recommended by the Arbitration Court which best safeguards the rights of the Parties.

16.2.4	The place of arbitration is Dakar, in the Republic of Senegal.

17.	Article 17 : The implementation of the Project Management Agreement

17.1	The Parties agree that after its signature, the Agreement will come into force on the date on which the last of the two (2) conditions hereunder has been fulfilled :
i)	The handing over to SOPIE by RANDGOLD of the initial Project data as mentioned in Article 4.2 of the Project Management Agreement ;

ii)	The payment to SOPIE by RANDGOLD of the first instalment of forty percent (40%) of SOPIE’s remuneration for stage 1 of the project management, as set down in Article 9.5.1.2 (i) of the Project Management Agreement.

18.	Article 18 : Term and end of the Project Management Agreement

18.1	The parties agree that the present Project Management Agreement will normally come to an end when, in accordance with its provisions, all the services shall have been provided by the Parties and SOPIE’s remuneration shall have been totally paid by RANDGOLD, in accordance with the stipulations of Article 9 of the Project Management Agreement.

18.2	However, in the event of a case of force majeure, as stipulated in Article 14.3 above, the present Project Management Agreement and all the obligations arising therefrom for the Parties will come to an early end by mutual agreement of the parties.

18.3	For any exceptional reason other than the case of force majeure which would affect RANDGOLD, and which would force it to stop the development of the TONGON gold mine, the present Project Management Agreement and all the obligations arising therefrom for the parties will also come to an end.

18.4	Should the cases set down in Article 18.2 and 18.3 occur, RANDGOLD agrees to pay SOPIE the amount which is equivalent to the services already rendered by SOPIE in terms of the present Project Management Agreement.
19.	Article 19 : Choice of domicile
19.1	For the implementation of the present Project Management Agreement, the Parties choose the following addresses for their domicile :
For SOPIE
Société d’Opération Ivoirienne d’Electricité (SOPIE)
01 BP 8529 Abidjan 01
Telephone : (225) 22 52 76 00
Fax : (225) 22 42 79 79 / 20 32 74 77
For RANDGOLD
Randgold Resources CI — SARL
01 BP 1216 Abidjan 01
Telephone : (225) 22 48 23 60
Fax : (225) 22 44 38 51
19.2	In the event of a change of domicile by one of the Parties, that party will immediately inform the other Party of such a change immediately and without delay.

Article 20 : Notices
20.1	In terms of the present Project Management Agreement, any notification must be done by means of a registered letter with acknowledgement of receipt, or by hand, against a legible and stamped signature in the dispatch book.
20.2	Notices, injunctions or summonses shall shave been validly made when sent to the addresses indicated in Article 19.1 above.
This done in Abidjan on March 16th 2009, in four (04) original copies.
For SOPIE
The Managing Director of SOPIE

/s/ Valentin Kouame

Valentin KOUAME

For RANDGOLD
The Managing Director of the RANDGOLD Group

/Dr. Dennis Mark Bristow

Doctor Dennis Mark BRISTOW